UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018.

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

16 Kaifa Avenue Danyang, Jiangsu, China 212300
(Address of principal executive offices)

+86 511-8673-3102

 (Issuer’s telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 18, 2018, Delta Technology Holdings Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain non-affiliate “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to offer and sell up to 2,500,000 of its ordinary shares (the “Shares”), par value $0.0001 per share (“Common Stock”), at a per share purchase price of $0.55.

The net proceeds of the Offering shall be used by the Company for working capital and general corporate purposes. The parties to the SPA have each made customary representations, warranties and covenants.  The completion of the transaction contemplated by the SPA is subject to certain closing conditions including but not limited to Nasdaq’s approval of the issuance of the Shares.

The form of the SPA is filed as Exhibit 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 19, 2018	DELTA TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer